Exhibit 99.1

FOR IMMEDIATE RELEASE
Company Contact: Johnny Walker President/CEO (858) 549-6340 rfi@rfindustries.com	Investor Contact: Robert Jacobs Jacobs Consulting (310) 927 3108 robert.jacobs@jacobscon.com

RF Industries Second Quarter Sales Increase 40%

Net Income $448,000, or $0.05 Per Diluted Share

Board of Directors Declares Quarterly Cash Dividend of $0.07 per share

San Diego, California, June 15, 2015 -- RF Industries, Ltd. (NASDAQ: RFIL) today announced results for the fiscal 2015 second quarter ended April 30, 2015.

Second Quarter Results

Sales for the second quarter of fiscal 2015 increased 40%, or $2.3 million, to $8.1 million compared to $5.8 million in the same quarter last year. Net income was $448,000, or $0.05 per diluted share, compared to $478,000, or $0.05 per diluted share, in the same quarter last year. Second quarter 2015 results include sales of $2.8 million associated with the recent acquisition of Comnet Telecom Supply.

Second quarter gross profit increased $317,000, to $3.1 million, or 38% of sales, compared to $2.8 million, or 48% of sales in the same quarter last fiscal year. Margins were primarily affected by reduced sales of higher margin OptiFlex products at Cables Unlimited and by lower sales at Connector and Cable Assembly, Bioconnect and the Cables Unlimited divisions compared to the same quarter last fiscal year. Gross margin was also affected by lower average product margins at Comnet, due to its high volume sales of lower margin products.

Selling and general expenses increased $346,000, to $2.1 million from $1.8 million in the second quarter of fiscal 2014, primarily associated with increased operating expenses from the acquisition of Comnet and the addition of sales employees at Cables Unlimited. Selling and general expenses declined to 26% from 31% of sales in the second quarter last year as expenses in fiscal 2014 were affected by the acceleration of certain stock option expenses for a former employee.

Johnny Walker, CEO/President said, "Except for Bioconnect, second quarter operating profitability improved at all the Company’s businesses, compared to the recent fiscal first quarter. Second quarter results also benefitted from the acquisition of Comnet and tight cost controls adopted during the quarter. The recent purchase of a patented braided cable product line, which offers revolutionary advantages for water-tight connections, ease of installation and system reliability, combined with the June 5, 2015 acquisition of Rel-Tech, which had sales of $7.7 million in calendar 2014, will diversify our customer base and increase product distribution and sales for the second half of fiscal 2015. These business additions are expected to be accretive to net income in the current third quarter of fiscal 2015."

First Half Fiscal 2015

For the first six months of fiscal 2015, sales increased 29%, or $3.4 million, to $15.0 million compared to $11.6 million in the same period last fiscal year. Net income was $514,000, or $0.06 per diluted share, compared to $742,000, or $0.08 per diluted share, in the same period last fiscal year. The first six months of fiscal 2015 include sales of $5.0 million from the new Comnet subsidiary.

Second quarter gross profit was $5.6 million, or 37% of sales, compared to $5.3 million, or 46% of sales in the same period last fiscal year. Margins were primarily affected by lower margins at Cables Unlimited, combined with reduced sales at Connector and Cable, Bioconnect and Cables Unlimited, compared to the same period in fiscal 2015. Second quarter gross margins were also affected by the lower average gross margins at Comnet.

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7610 Miramar Road, San Diego, CA 92126-4202 ● (858) 549-6340 ● (800) 233-1728 ● FAX (858) 549-6345

E-mail: rfi@rfindustries.com ● Internet: www.rfindustries.com

RF Industries Second Quarter Sales Increase 40%

June 15, 2015

Page Two

Selling and general expenses in the first half of fiscal 2015 increased $616,000, to $4.4 million from $3.8 million in the same period last fiscal year, primarily due to increased operating expenses associated with the acquisition of Comnet and expenses related to the addition of sales staff at Cables Unlimited. Selling and general declined to 29% from 32% of sales in the same period of fiscal 2014, as expenses in fiscal 2014 increased due to the acceleration of certain stock option expenses for a former employee.

Balance Sheet Data

At April 30, 2015, the Company reported working capital of $17.8 million, including cash and cash equivalents of $10.4 million, a current ratio of approximately 6.4-to-1, no long-term debt, and stockholders' equity of $26.4 million. During the first half of 2015, the Company used net cash of $2.2 million and issued 252,381 shares of unregistered common stock to acquire Comnet. The Company also paid out cash dividends of $0.07 per share in each of its first two quarters of fiscal 2015, or a total of $1.2 million, to its shareholders.

Since April 30, 2015, the Company purchased a patented braided cable product line for $700,000 and acquired 100% of the outstanding shares of Rel-Tech Electronics for $2.1 million in cash and 50,467 of shares of unregistered common stock. At its June 8, 2015 meeting, the Company’s Board of Directors declared a quarterly cash dividend of $0.07 per share, payable July 15, 2015 to shareholders of record June 30, 2015.

About RF Industries

RF Industries is a leading designer and manufacturer of innovative interconnect products and complex cable assemblies across diversified, high growth markets including wireless carriers and infrastructure, medical and industrial. The Company's products include RF connectors, coaxial and custom cable assemblies, fiber optic cables, wiring harnesses and medical wiring. The Company's connectivity products are used throughout the growing and evolving infrastructure of wireless communications. Through its newly acquired Rel-Tech Electronics, Inc. and Comnet Telecom Supply, Inc. subsidiaries, the Company also manufactures and sells other cabling technologies and data center equipment solutions. The Company has reported 21 consecutive years of profitability and is headquartered in San Diego, California with operations in Las Vegas, Nevada, Yaphank, New York, East Brunswick, New Jersey and Milford, Connecticut. Please visit the RF Industries website at www.rfindustries.com.

Forward-Looking Statements

This press release contains forward-looking statements with respect to future events which are subject to a number of factors that could cause actual results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to: changes in the telecommunications industry; the Company's reliance on certain distributors for a significant portion of anticipated revenues and the uncertainty of impact upon the Company's operations of the recent acquisitions of Comnet Telecom Supply, the patented braided cable product line, and Rel-Tech Technologies. Further discussion of these and other potential risk factors may be found in the Company's public filings with the Securities and Exchange Commission (www.sec.gov) including its Form 10-K. All forward-looking statements are based upon information available to the Company on the date they are published and the Company undertakes no obligation to publicly update or revise any forward-looking statements to reflect events or new information after the date of this release.

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RF INDUSTRIES, LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(UNAUDITED) (In thousands, except share and per share amounts)

	Three Months Ended		Six Months Ended
	April 30,		April 30,
	2015	2014	2015	2014

Net sales	$8,076	$5,764	$14,969	$11,614
Cost of sales	5,007	3,012	9,400	6,280
Gross profit	3,069	2,752	5,569	5,334

Operating expenses:
Engineering	225	214	442	470
Selling and general	2,121	1,775	4,378	3,762
Total Operating Expenses	2,346	1,989	4,820	4,232

Operating income	723	763	749	1,102

Other income - interest	10	7	15	14
Income from continuing operations
before provision for income taxes	733	770	764	1,116

Provision for income taxes	286	310	264	393
Income from continuing operations	447	460	500	723

Income from discontinued operations, net of tax	1	18	14	19

Net income	$448	$478	$514	$742

Earnings per Basic share:
Continuing operations	$0.05	$0.06	$0.06	$0.09
Discontinued operations	0.00	0.00	0.00	0.00
Net income per share	$0.05	$0.06	$0.06	$0.09

Earnings per Diluted share:
Continuing operations	$0.05	$0.05	$0.06	$0.08
Discontinued operations	0.00	0.00	0.00	0.00
Net income per share	$0.05	$0.05	$0.06	$0.08

Weighted average shares outstanding:
Basic	8,509,970	8,208,278	8,395,952	8,175,376
Diluted	8,883,182	8,746,358	8,773,667	8,789,752

RF INDUSTRIES, LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	April 30,	October 31,
	2015	2014
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$10,393	$14,718
Trade accounts receivable, net	4,162	2,428
Inventories	5,551	5,259
Other current assets	612	618
Deferred tax assets	416	416
TOTAL CURRENT ASSETS	21,134	23,439

Property and equipment, net	914	829
Goodwill	5,387	3,076
Amortizable intangible assets, net	2,335	1,187
Non-amortizable intangible assets	950	410
Note receivable from stockholder	67	67
Other assets	21	21
TOTAL ASSETS	$30,808	$29,029

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	$1,422	$867
Accrued expenses	1,652	1,422
Income taxes payable	242	73
TOTAL CURRENT LIABILITIES	3,316	2,362

Deferred tax liabilities	811	811
Other long-term liabilities	318	--
TOTAL LIABILITIES	4,445	3,173

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
Common stock, authorized 20,000,000 shares of $0.01
par value; 8,510,697 and 8,255,979 shares issued and
outstanding at April 30, 2015 and October 31, 2014, respectively	85	83
Additional paid-in capital	18,395	17,230
Retained earnings	7,883	8,543
TOTAL STOCKHOLDERS' EQUITY	26,363	25,856
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$30,808	$29,029